

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

<u>Via E-mail</u>
Michael D. Pruitt
Chairman, President, and Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

   Re: Chanticleer Holdings, Inc.
     Item 4.02 Form 8-K
     Filed September 10, 2012
     File No. 1-35570

Dear Mr. Pruitt:

   We have reviewed your response dated September 24, 2012 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Form 8-K filed September 10, 2012</u>

<u>Item 4.02(a) Non-Reliance on Previously Issues Financial Statements of a Related Audit Report or Completed Interim Review</u>

1. We note your responses to our comment letter dated September 17, 2012. Given the information presented in your Item 4.02 disclosures and your response, please tell us how you plan to update the prospectus to your Form S-1 for these developments. Further, please tell us the efforts undertaken by management to stop the selling of shares related to your Form S-1, including the exercising of warrants.

2. Please tell us how you have assessed any rescission liability with regards to the items noted in your Item 4.02 Form 8-K. Refer to ASC 450-20.

3. Please confirm for us what audit firm performed the initial audit of your South African operations for the fiscal year ended December 31, 2011.

4. Please tell us what independent registered public accounting firm reviewed the financial statements of your South African operations for the interim periods ended March 31 and June 30, 2012, and how was such review performed.

5. We note your response to prior comment 1. Given the non-reliance on your previously issued financial statements and that the South African operations were not audited as you were led to believe, please tell us how you plan to have the financial statements of your South African operations audited by a PCAOB-registered firm for all periods presented.

6. We note your response to prior comment 2. It is the opinion the staff that the report of Creason & Associates, PLLC can no longer be relied upon as there has been no audit of your South African operations performed. Please amend your Item 4.02 Form 8-K to disclose this.

7. Notwithstanding the above, please address the following inconsistencies noted in your response to prior comment 2.

   a. Please reconcile your response indicating that Creason & Associates, PLLC could appropriately consider itself as the principal auditor based on your consolidation of the South African operations in the fourth quarter of 2011 and your other significant 2011 balance sheet and income statement items, with your disclosure that given the significance of the South African entities you "concluded with the decision to not to assume the responsibility for the SA entities audits and to make reference to the other auditors;"

   b. Please tell us how you "concluded with the decision to not to assume the responsibility for the SA entities audits and to make reference to the other auditors." Please tell us what communication you had, if any, with Creason & Associates, PLLC regarding your conclusion given their status as your independent registered public accounting firm.

8. Regarding the consolidation of your South African operations during the fourth quarter of 2011, please tell us what factors were in existence that were not previously present, causing you to consolidate the operations of your South African operations only during the fourth quarter of 2011.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call the undersigned at 202.551.3573.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant